DOUBLESTAR RESOURCES

March 3rd, 2003

Canadian Zinc Corporation
Suite 1202 – 700 West Pender Street
Vancouver, B. C.
V6C-1G8

Attention: John A. MacPherson
Chairman

Dear John:

This letter will serve to formalize our conclusion over lunch with respect to the Damoti Lake Property Option.

We understand that, unless new financing comes into Canadian Zinc over the next few days, it will be difficult, if not impossible, for Canadian Zinc to handle both of Prairie Creek and Damoti Lake.

Equally, from our point of view, if we are going to get someone else interested in the project for a 2003 work program, we have to start to do so immediately, and our best opportunity is at the PDAC.

Therefore, it is my understanding that we concurr in the following. If Canadian Zinc advises us by Friday, the 7th of March of their intent not to proceed with the Property Option, thereby giving us the opportunity to find a new optionee at the PDAC, we will not require Canadian Zinc to meet its undertaking to spend $240,000 on exploration on Damoti Lake in the twelve month period ended June 20, 2003. We also further agree between us that the $30,000 water bond put up by Canadian Zinc on the 13 of June, 2002 will not be refundable as originally contemplated.

Of course, if Canadian Zinc obtains funding in the interim, and intends to complete the first year obligation of $500,000 by mounting an immediate program then we wish you Godspeed.

If this is your understanding of our conclusion, I would be obliged if you would so indicate by signing below. Following the PDAC, CZN and DSR will agree to some sort of joint press release announcing this development.

Yours truly,

Alan C. Savage
Chairman,
Doublestar Resources Ltd.
Standard Mining Corporation

Agreed by
John A. Macpherson